Mail Stop 4561

March 1, 2010

Via U.S. Mail and Facsimile

Mr. Ron Warren
InTake Communications, Inc.
4655 Gran River Glen
Duluth, GA 30096

> Re: **InTake Communications, Inc.**
> **Registration Statement on Form S-1**
> **Filed on February 2, 2010**
> **File No. 333-164651**

Dear Mr. Warren:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Distribution, page 25

1. Language on the bottom of page 25 appears to indicate that the offering will not be conducted on a fixed-price basis. However, disclosure appearing throughout the document indicates that the offering price is $0.01 per share. Please advise, or revise your disclosure.

Principal Stockholders, page 44

2.   Please ensure that you have provided all disclosure required by Item 404(c)(1) of
        Regulation S-K. See Item 404(d)(2) of Regulation S-K. Please also provide any
        disclosure required by Item 401(g) of Regulation S-K.

Part II. Information Not Required in the Prospectus, page II-1

3.   Include the numbers and captions of the Part II items. The text of the items may
        be omitted provided that the answers are so prepared as to indicate the coverage
        of the item without the necessity of referring to the text of the item. If any item is
        inapplicable, or the answer is in the negative, make a statement to that effect. See
        Rule 404(d) of Regulation C.

4.   Provide in this part the disclosure required by Item 702 of Regulation S-K.

Signatures, page II-4

5.   Please ensure that Mr. Warren signs all future amendments to your registration
        statement in his individual capacity as an officer and director of the company, in
        addition to signing on behalf of the registrant.

Exhibit 99.1 – Subscription Agreement

6.   In the paragraph of this agreement regarding payment, you state that the closing
        for any purchase of shares might occur as much as 180 days after you receive
        payment for the shares. The risk factor and other disclosure in your prospectus
        does not appear to address this delay. Clarify the circumstances under which
        payment will be delayed, or otherwise advise us as to the meaning and/or purpose
        of this provision.

                            *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require

for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please address all questions to me at (202) 551-3503, or, if you require further assistance, to Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

David L. Orlic
Staff Attorney